SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(a)


                          POPSTAR COMMUNICATIONS, INC.
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                                (Name of Issuer)

                  Restricted Common Stock with $0.001 par value
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                         (Title of Class of Securities)

                                   766169 10 6
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                                 (CUSIP Number)

                                  Pang Lin Choi
      2702-6 Lucky Commercial Centre, 103-9 Des Voeux Road West, Hong Kong
                                 (852) 2540 6988
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       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                December 31, 2000
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             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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

CUSIP No. 766169 10 6
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(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

     Pang Lin CHOI
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(2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a)-----------------------------------------------------------------------------
(b)-----------------------------------------------------------------------------
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(3) SEC Use Only
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(4) Source of Funds (See Instructions) SC
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(5) Check if Disclosure of Legal  Proceedings is Required Pursuant to Items 2(d)
    or 2(e)
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(6) Citizenship or Place of Organization
     Hong Kong
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Number of Shares Beneficially Owned by Each Reporting Person With

(7) Sole Voting Power   8,525,000 common shares
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(8) Shared Voting Power
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(9) Sole Dispositive Power   8,525,000 common shares
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(10) Shared Dispositive Power
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     8,525,000 common shares
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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)

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(13) Percent of Class Represented by Amount in Row (11)   38.8%(1)

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(14) Type of Reporting Person (See Instructions)  IN

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Note(1)   The percentage represented is the total 8,525,000 shares held directly as a percentage of 21,952,000 shares that were issued and outstanding as of December 31, 2000.

Item 1. Security and Issuer

This statement relates to the common stock, par value $0.001 per share ("Common Stock"), of POPstar Communications, Inc., a Nevada corporation, (the "Company"). The address of the principal executive offices of the Company is 107 East 3rd Avenue, Vancouver, BC Canada V5T 1C7


Item 2. Identity and Background

This statement is being filed by Pang Lin Choi, a Hong Kong citizen, whose business address is 2702-6 Lucky Commercial Building, 103-9 Des Voeux Road West, Hong Kong. Mr. Choi is a businessman who owns and operates Philip P.L. Choi & Co., Certified Public Accountants. The business offers professional bookkeeping and accounting services to individuals and small businesses.

During the past five years, Mr. Choi has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration

All of the securities of the Company owned by Mr. Choi are held by him as trustee of the John McDermott and Thompson Chu Family Trusts. The John McDermott Family Trust holds 2,000,000 shares of the Company's common stock (the "McDermott Shares"). The Thompson Chu Family Trust holds 6,525,000 shares of the Company's Common Stock (the "Chu Shares"). Mr. Choi, as trustee, holds sole voting and investment right with respect to the McDermott and Chu shares.

These shares were issued on July 28, 1999 as the Company acquired all of the outstanding common and preferred stock of POPstar Global Communications Inc., a British Virgin Islands Corporation, ("POPstar-BVI"), in a transaction described as a "recapitalization". As the Company had no operations prior to the acquisition, the acquisition has been treated for accounting purposes as the acquisition of POPstar (the Registrant) by POPstar-BVI for the net book value of POPstar's net monetary liabilities in the amount of $2,517.00. Immediately prior to its acquisition by POPstar, POPstar-BVI was in the business of developing Internet-based facsimile transmission and unified messaging technology.

Immediately prior to the acquisition, POPstar had 5,800,000 shares of Common Stock outstanding, of which 2,400,000 shares of Common Stock were cancelled as part of the acquisition. Also as part of POPstar's acquisition of POPstar-BVI, POPstar issued 12,875,000 shares of its Common Stock to the shareholders of POPstar-BVI. Therefore, shares were issued to Pang Lin Choi as a shareholder of POPstar-BVI resulting from the merger between POPstar and POPstar-BVI. Additionally, management of POPstar had no affiliation with management of POPstar-BVI prior to the acquisition. Following the acquisition of POPstar-BVI, the entire former management and Board of Directors of POPstar resigned and was replaced by the management of POPstar-BVI.

Item 4. Purpose of Transaction

Mr. Choi is an independent businessman and also a Certified Public Accountant. Regarding his responsibilities as trustee, holding sole voting and investment rights with respect to the McDermott and Chu shares, Mr. Choi will be guided by the rules of profession and his experience as a businessmen when requested and/or called upon to act or to vote upon matters pertaining to the Company and its business.

Other than as set forth above, Mr. Choi has no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Mr. Choi may, at any time and from time to time, review or reconsider his position and formulate plans or proposals with respect thereto, but have no present intention of doing so.


Item 5. Interest in Securities of the Issuer.

(a) Pang Lin Choi is the owner of 8,525,000 shares of Common stock, par value of $0.001 per share (the "Shares"). Therefore, Mr. Choi is the beneficial owner of 8,525,000 shares of Common Stock, representing approximately 38.8%(1) of the issued and outstanding shares of Common Stock of the Company.

(b) Mr. Choi has sole power to vote and the sole power to dispose of all of the shares of Common Stock.

(c), (d) and (e): Not applicable.


Note(1) The percentage represented is the total 8,525,000 shares held directly as a percentage of 21,952,000 shares that were issued and outstanding as of December 31, 2000.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        None.

Item 7. Material to be Filed as Exhibits.

        None.


Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                  /s/ Pang Lin Choi
   Dated:  February 12, 2001                      ------------------------------
           Hong Kong                              Pang Lin Choi, Shareholder




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